20549-4561

March 27, 2006

Leonard MacMillan, President
Lexaria Corporation, via
Business First Formations, Inc.
3702 South Virginia Street, Suite G12-401
Reno, Nevada 89509-6030

Re: Lexaria Corporation
   Form SB-2, filed March 1, 2006
   File Number 333-132134

Dear Mr. MacMillan:

   We have reviewed the above referenced Form SB-2 and have the following comments. Where indicated, we think you should revise this document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Revise the cover to clarify that the shares will be sold at $0.15 per share until a market develops, as you describe in the Summary.

2.   Affirmatively disclose your plans or lack of plans for having your shares listed on an exchange. Note also on page 34.

Glossary, page 4

3.   Please move this disclosure to a point after the risk factor section. Also, technical terms that are critical to an understanding of your business or its risks should be clear from the context.

Prospectus Summary, page 5

4.   Remove the first sentence from the top of page 5. References to Lexaria or the meaning of any shortened names should be clear from the context.

5.   Revise the preamble to this section to remove the qualification of the Summary. Summaries by their very nature do not contain all useful information, but the Summary must be complete.

Our Business, page 5

6.   Please indicate at the outset that Lexaria is still in the exploration stage and has no proven reserves or realized any revenues from its exploration activities.

7.   Please clarify that all of your exploration to date is for gas.

8.   Give the general location of this work in terms that are meaningful to an ordinary investor.

9.   Please revise the description of your interest in the two drilling projects to be consistent and meaningful for an ordinary investor. Consider doing this in as straightforward a manner as possible in the summary and providing more detailed description in the body of the text. For example, what do you mean by "interest" as used in the second paragraph. In the third paragraph you refer to both a "gross working interest" in the Mississippi work and a "net working interest."   You also refer to a "twenty five percent of eight-eights royalty and overriding royalty interest." And on page 15, at item (ii), you use the phrase "working interest."

10.   We note that the drilling referenced in the second paragraph has been completed. Please update the filing to disclose the results of this work or disclose when you believe the testing will be completed. Note also for the principal discussion of this work in the body of the text.

11.   You indicate in the second paragraph that Odin Capital is a "successful" company. Please delete this type of promotional statement. Instead, consider providing a

description of their performance. If you retain the current statement, clarify that this is management's opinion and disclose your basis for this opinion.

We have a limited operating history…, page 7

12.   The first sentence and next to last imply that you will identify reserves and need to "commercialize" them. Please revise to clarify that your current exploration activity may not establish any reserves.

We will require additional financing…, page 7

13.   Please quantify the expected cost to Lexaria to fund your projects through to production. Also disclose the amount you expect to need in the next twelve months.

We may not be successful in our exploration…, page 7

14.   Please revise to explain phrases such as "well re-completion activities" and "we cannot be sure that our overall drilling success rate…will ever come to fruition…" Avoid trade jargon. Use plain English as much as possible. Where this is not possible, please explain unusual terms and phrases at their first use.

The exploration business is competitive., page 8

15.   This risk factor and some of the others do not seem to describe any particular risk to your company. Please revise to explain how these relate to your company in a material way or consider deleting them. Your reader will be better able to focus on those significant risks that you face. Note also at Changes in environmental regulations, page 8, Oil and gas risks and insurance…, page 10, Because we do not intend to pay an dividends…, page 11.

Fuel price variability, page 8

16.   Please revise this heading to describe the risk you discuss. Be sure that all the risk factors describe a particular risk.

The exploration, development and operation of oil and gas projects…, page 9

17.   This risk factor seems to be a laundry list of possible risks. Please delete this risk factor in favor of specific risk factors. Avoid repetition. One of these risks appears to be that it will probably be years, if ever, before any of the company's projects produces any revenues. Please provide a risk factor on this point, including the length of time you expect it to take to establish reserves and then to begin production.

Oil and gas exploration is highly speculative…, page 10

18.   The only new risk you seem to discuss is that oil and gas projects are frequently
        unsuccessful and few prospects are ultimately developed into economically producing
        wells or fields. Please revise the heading and the text to focus on this risk.

If we are unable to recruit or retain qualified personnel…, page 10

19.   The risk you describe is the possible loss of your two officers. Please revise the
        heading to reflect this. Also, reconcile the stated dependence on these persons with
        their apparent lack of experience.

Because we can issue additional shares…, page 11

20.   This situation is true for almost any company. Please describe any plans you have to
        issue additional shares or consider deleting this risk factor.

Oil and Gas Projects, page 13

21.   We note your statement, "…in November 2004, Shell Oil announced a new Leduc
        Pool discovery at Ricinus with a potential of one trillion cubic feet of natural gas
        reserves." Instruction 5 to Item 102 of Regulation S-K generally prohibits the
        disclosure of unproved hydrocarbon volumes in public documents filed with the
        Commission. Please comply with Regulation S-K by deleting this statement.

Strachan Project – Alberta, Canada, page 13

22.   Where appropriate, please be certain to indicate whether or not each party identified in
        the filing is affiliated with Lexaria , such as Odin Capital and Rosetta Exploration,. If
        they are affiliated, describe the affiliation.

23.   Please disclose who did the exploration work described in the third paragraph at
        Background, page 13.

24.   Please explain what you mean by "farmout lands" and textually interpret the table on
        page 14 for an ordinary reader.

Oil and Gas Projects, page 16

25.   Here you state, "In its exploration of the Frio at Palmetto Point, Mississippi, Griffin
        has utilized seismic "bright spot" technology, a technology providing a tool to identify
        gas reservoirs and to delineate the reservoir geometry and limits. Utilizing this

technology has improved reserve estimates and the geologic success ratio that has made the Frio an economical and predictable reservoir." Please balance this statement with the facts that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present in economically producible amounts and seismic indications of hydrocarbon saturation are generally not reliable indicators of productive reservoir rock

Management's Discussion and Analysis, page 21

26.   Disclose when you expect to commence drilling in Mississippi.

27.   Disclose why you decided to invest in these two particular projects.

28.   If reserves are discovered, disclose any additional funding, or the absence of funding, that you must provide in order for these projects to be brought into production and for you to receive any actual revenue.

29.   Disclose the time frame for production if reserves are established. You seem to say elsewhere that this might be several years.

30.   Disclose the amount of time your two officers, and only employees, contribute to the company. Also, disclose their apparent lack of experience with oil and gas exploration, including a risk factor, as warranted.

31.   We are not able to find a discussion of your liquidity position or your capital resources. Please revise this section to discuss your sources of liquidity, the demands for your cash holdings and any borrowing or credit arrangements that you currently hold. Please refer to Item 303(b) of Regulation SB.

Leonard MacMillan…, page 26

32.   Describe the positions held and dates of employment for Mr. MacMillan for the past five years. Also, please provide this information and that for Ms. Rees in chronological order.

Description of Capital Stock, page 33

33.   Disclose whether the shares will be fully paid and nonassesable when issued.

Financial Statements, page 36

General

34.   Please note the updating requirements of Item 310 (g) of Regulation S-B.

35.   Please file updated consents for all audited financial statements included in your next filing.

Report of Independent Registered Public Accounting Firm, page F-2

36.   Please revise the report of Staley, Okada & Partners, your independent registered public accounting firm, to clarify that audit covered the inception to date period of December 9, 2004, to October 31, 2005.

37.   Please revise your footnote disclosures to include all significant subsequent events. For example, we note on page 15 that subsequent costs from the operator of the Strachan project increased the costs of your 4% interest to $332,386 as of February 28, 2006; however, this disclosure is not included in the notes to the financial statements.

Note 2 – Significant Accounting Policies

Foreign Currency Translations, page F-9

38.   Please revise your financial statements and/or footnotes to provide the following disclosures as prescribed by paragraphs 30-32 of FAS 52 and paragraph 25 of FAS 95, or explain why such disclosures are not applicable:

- An analysis of the changes during the period in the accumulated amount of translation adjustments reported in equity, including the beginning and ending balances, aggregate amount of the adjustment for the period, and income taxes allocated to cumulative translation adjustments; and
- The effect of exchange rate changes on cash balances held in foreign currencies.

Note 3 – Capital Stock, page F-11

39.   In your statement of stockholders' equity on page F-4 we note that you issued 9.8 million shares at $0.01 per share and 2.4 million shares at $0.15 per share on the same day, June 9, 2005. Please tell us and revise your disclosure as necessary to address the following:

- How you determined the different issuance prices and clarify whether there were any differences in rights and privileges of the two groups of common stock holders;
- Your estimate of the fair value of shares at the issuance date and your basis for the fair value;
- Whether any of the issuances were to related parties; and
- For issuances below fair value, how you determined that recording compensation expense was not required.

Note 4 – Oil and Gas Properties, page F-12

40. Please tell us and revise to disclose how you determined that the recorded value of the license application fee to the Department of Petroleum and Energy, Papua New Guinea was not recoverable and should be written off in its entirety. For instance, if the application fee was non-refundable please state so in your disclosure.

Note 7 – Income Taxes, page F-13

41. Please revise your disclosure to include a reconciliation using percentages or dollar amounts of (a) the reported amount of income tax expense attributable to continuing operations for the year to (b) the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations, or explain why such a reconciliation is not required. Refer to paragraph 47 of FAS 109.

Signature Page

42. Identify the person serving as principal accounting officer, as required by the signature requirements for Form SB-2.

Exhibit 5 - Legal Opinion

43. Please revise to consent to the prospectus discussion of the legality opinion.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Amanda Roberts 202-551-3417, Amit Pande, Assistant Chief Accountant at 202-551-3423. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By fax : David Fraser
        Fax number 604-669-5791